SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On January 10, 2017, NICE Ltd. (the “Company”) issued a press release announcing the offering of $225,000,000 aggregate principal amount of Exchangeable Senior Notes due 2024 by its wholly owned subsidiary, NICE Systems Inc. (“NICE Systems”), which will be guaranteed by the Company. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the offering, the Company intends to provide investors with a complete set of its unaudited financial statements for the nine months ended September 30, 2016, including footnotes thereto. These financial statements are the same as those included in the Company’s third quarter earnings announcement, although those did not have footnotes. Such financial statements are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

On January 10, 2017, the Company issued a press release announcing modifications to its capital structure and return of capital program through an expansion of its share repurchase program and cessation of its quarterly dividend after the dividend payment for the first quarter of 2017. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On November 14, 2016, the Company announced that it, as a guarantor, and NICE Systems, as the borrower, entered into a $550 million senior secured credit agreement with a syndicate of lenders, with JPMorgan Chase Bank, N.A. acting as the administrative agent for such lenders (the “Credit Agreement”). A copy of the Credit Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

EXHIBITS 99.2 and 99.4 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795, 333-166364, 333-168100, 333-171165, 333-179408, 333-181375, 333-191176, 333-199904, 333-210431, 333-210343, 333-210344 and 333-214584), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
	Name:	Yechiam Cohen
	Title:	Corp. VP, General Counsel
Dated: January 10, 2017

EXHIBIT INDEX

99.1	Press release dated January 10, 2017 announcing the offering of $225,000,000 aggregate principal amount of Exchangeable Senior Notes due 2024

99.2	Unaudited financial statements for the nine months ended September 30, 2016, including footnotes thereto

99.3	Press release dated January 10, 2017 with respect to capital structure and return of capital program

99.4	Credit agreement, dated as of November 14, 2016, among NICE Systems, as borrower, NICE, as guarantor, the other subsidiaries of NICE party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents and lenders party thereto

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